May 12, 2025

Daniel Hicklin, Ph.D.
Chief Executive Officer
Werewolf Therapeutics, Inc.
200 Talcott Avenue, 2nd Floor
Watertown, MA 02472

       Re: Werewolf Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed May 8, 2025
           File No. 333-287078
Dear Daniel Hicklin Ph.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Stephanie Leopold, Esq.